Exhibit 99.1

Huadi International Group Co., Ltd. Announces Cooperation Agreement for the Development and Manufacturing of High-Pressure Hydrogen Storage Tank Stainless Steel Pipe

Wenzhou, China, November 10, 2021 (GLOBE NEWSWIRE) -- Huadi International Group Co., Ltd. (“HUDI” or the “Company”) (NASDAQ: HUDI), a leading developer and manufacturer of industrial stainless steel seamless pipes and tubes products in China, today announces that the Company entered into a strategic cooperation framework agreement (the “Agreement”) on October 28, 2021 with Zhejiang Lanneng Gas Equipment Limited (the “Lanneng”) to jointly develop and produce high-pressure hydrogen storage tank stainless steel pipe.

Pursuant to the Agreement, both parties will start off using their respective resources advantages to formulate a manufacturing plan of the high-pressure hydrogen storage tank stainless steel pipe. Then, HUDI will be responsible for producing the stainless steel liner pipes and delivering qualified liner pipes to Lanneng according to the manufacturing plan. Lanneng will complete the production of the high-pressure hydrogen storage tank with liner pipes wrapped by carbon fiber.

Mr. Di Wang, Chairman of the Company, commented: “We are excited to work with Lanneng under the framework of this cooperation agreement. Our cooperation targets on the development and production of hydrogen energy storage tank, which could be used for the new energy vehicles. In recent years, we have seen a substantial market switch from traditional fuel vehicles to new energy vehicles such as electronic vehicles. I believe the new energy vehicles will become the next super-hot sector, as it has more endurance and replenishment capacities comparing to the fuel vehicles. We are initiatively focusing on the technology of tankage in China and will show our business prospect in the vehicle industry in the future. We believe new energy vehicle is the trend for the coming future.

“I am confident that our strong R&D capacities will enable us to rapidly develop new products and will further diversify our products mix. Our R&D capacity and operation development strategies constituted the main drivers of the Company’s business growth and will be continuously strengthened in the future to realize our long-term development plan in the new energy vehicle industry, which is a popular field to explore.” Mr. Wang added.

About Zhejiang Lanneng Gas Equipment Limited

Zhejiang Lanneng Gas Equipment Limited, founded in 2009, headquartered in Shangyu Economy & Technology Development District, Hangzhou, Zhejiang Province. The main shareholders are Shanghai Shenneng Nengchuang Energy Development Co., Ltd., Henan Keyuan Industrial Investment Fund Partnership, and Shaoxing Shangyu Hangzhouwan Construction & Development Group Co., Ltd. It is a professional gas storage and transportation equipment manufacturing company integrating R&D, manufacturing, sales, service and system integration.

About Huadi International Group Co., Ltd.

Huadi International Group Co., Ltd. is a leading manufacturer of industrial stainless steel seamless pipes and tubes products with extensive distribution facilities and network for over twenty provinces in China. It also has a big presence across international steel pipes industry, offering a broad range of products exported to twenty countries and regions such as United States, Mexico, Thailand, Australia, Argentina, Taiwan, India, the Philippines, UAE and Canada. Its products are widely used in the oil & gas transmission, chemistry engineering, food processing, medical devices, aeronautics and astronautics, boiler, irrigation works construction, electricity, automobile, naval architecture, paper mill and mechanical industries. For more information about the Company, please visit: http://www.huadi.cc.

Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements.  Specifically, the Company’s statements regarding trading on the NASDAQ Capital Market and closing the initial public offering are forward-looking statements.  Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company’s goals and strategies; the Company’s future business development; financial condition and results of operations; product and service demand and acceptance; reputation and brand; the impact of competition and pricing; changes in technology; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

The Company:

IR Department

Email: IR@huadigroup.com

Investor Relations Firm:

Janice Wang

EverGreen Consulting Inc.

Email: IR@changqingconsulting.com

Phone: +1 571-464-9470 (from U.S.)

     +86 13811768559 (from China)